UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-16489

FMC TECHNOLOGIES, INC. SAVINGS AND

INVESTMENT PLAN

(Full title of the Plan)

FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefit

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones

Houston, Texas

June 20, 2012

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

(In thousands)

	2011	2010
Assets:
Investments, at fair value	$542,041	$499,306
Notes receivable from participants	14,447	12,548
Receivable – Employee contributions	—	13
Receivable – Employer contributions	—	12

Total assets	556,488	511,879
Liabilities:
Accrued administrative expenses	31	35

Total liabilities	31	35

Net assets available for benefits at fair value	556,457	511,844
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,729)	(707)

Net assets available for benefits	$554,728	$511,137

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

(In thousands)

	2011	2010
Additions to Net Assets Available for Benefits:
Investment income:
Net appreciation in fair value of investments	$28,405	$99,317
Interest and dividend income	8,235	5,754

Net investment income	36,640	105,071
Contributions:
Employee contributions	25,259	20,469
Employer contributions	22,456	17,999

Total contributions	47,715	38,468
Interest income on notes receivable from participants	580	488

Total additions	84,935	144,027
Deductions from Net Assets Available for Benefits:
Benefit distributions to participants	41,183	39,345
Administrative expenses	279	268

Total deductions	41,462	39,613
Net increase prior to transfer	43,473	104,414
Transfers to the Plan	118	1,213

Net increase in net assets available for benefits	43,591	105,627
Net assets available for benefits, beginning of year	511,137	405,510

Net assets available for benefits, end of year	$554,728	$511,137

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of the Plan

The following description of the FMC Technologies, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code and is available to all employees of the Company who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the FMC Technologies, Inc. Employee Benefit Committee, acting on behalf of the Plan administrator, the Company.

On October 2, 2009, the Board of Directors of the Company approved an amendment to the Plan which requires the Company to make a nonelective contribution based on a participant’s compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the “Code”). Effective January 1, 2010, the Company began making nonelective contributions to all eligible nonunion employees hired or rehired on or after January 1, 2010, and current nonunion participants with less than five years of vested service as of December 31, 2009. Contributions and vesting are described below.

(b)	Contributions

The Plan allows participants to contribute a percentage of their compensation. Participants may elect to contribute up to 75% of their total eligible compensation (20% for participants whose base salary is equal to or greater than the Internal Revenue Service (“IRS”) Highly Compensated Employee earnings limit) on a pre-tax or an after-tax basis. Participants may elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to pre-tax contributions. Pre-tax contributions were subject to the limitation of $16,500 for 2011 and 2010, under the Code. In addition, active employees who attain age 50 or older during the year are eligible to make catch-up contributions to the prescribed limit. The amount of the catch-up contribution was $5,500 for 2011 and 2010.

The Company makes matching contributions (“Company Safe Harbor Matching Contributions”) for all active participants, except for certain bargaining unit employees. The Company matches 100% of each participant’s contribution, up to the first 5% of eligible compensation. Additionally, the Company makes nonelective contributions of 4% for all eligible participants as described above. The nonelective contribution percentage is determined annually by the Company.

At December 31, 2011, a total of 5,776 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping

The Company and Fidelity Management Trust Company (the “Trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. The Plan’s recordkeeper is Fidelity Investments Institutional Operations Company, Inc.

(d)	Investment Options

Participants have the option of investing their contributions and the Company’s matching contributions among one or all of the available investment options offered by the Plan. Generally, participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions and Company Safe Harbor Matching Contributions, plus actual earnings thereon. Additionally, eligible participants become vested in any balance of their Company nonelective contributions upon three years of service.

(f)	Payment of Benefits and Forfeitures

Upon termination of service, death, disability or attainment of age 59 1/2, a participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2011 and 2010, forfeitures of $163,000 and $426,000, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2011 and 2010, were $80,000 and $38,000, respectively.

(g)	Administrative Expenses

Certain Plan administrative expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other Plan expenses may be paid by the Plan from the forfeitures balance or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make in-service and hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, minus the highest outstanding loan balance during the one-year period ending on the day before the loan is made, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over a time period not to exceed 60 months with interest at a reasonable rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at any one time.

(i)	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA but has not expressed any intent to do so. In the event of Plan termination, participants will become 100% vested in their account balances.

(j)	Participant Accounts

A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings or losses and certain administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(k)	Transfers to the Plan

In conjunction with the Company’s business acquisition activities, Plan assets were transferred into the Plan. Mergers of acquired-company plans are included in Transfers to the Plan in the accompanying Statements of Changes in Net Assets Available for Benefits.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

(b)	Recently Adopted Accounting Standards

Effective January 1, 2011, the Plan adopted changes issued by the Financial Accounting Standards Board (“FASB”) related to disclosure requirements for fair value measurements. Specifically, the changes require the Plan to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances and settlements (that is, on a gross basis rather than as one net number). There was no impact on the presentation of the Plan’s financial statements from the adoption of this update.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains and losses on investments bought and sold during the year, and the unrealized gains and losses on investments held during the year. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(d)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, which represents the principal balances of the contracts, plus accrued interest at the stated rate, net of payments received and contract charges by the insurance company.

The Plan holds investments in a fully benefit-responsive benefit contract, Fidelity Managed Income Portfolio II Class 2 Fund (“Fidelity MIP II Fund”). The contract value of the Fidelity MIP II Fund was $69,449,000 and $70,879,000 as of December 31, 2011 and 2010, respectively.

(e)	Notes Receivable from Participants

Notes receivable from participants represents the unpaid principal balance plus any accrued but unpaid interest of participant loans. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses was recorded as of December 31, 2011 and 2010.

(f)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3) Party-in-Interest Transactions

The Trustee and recordkeeper provide certain accounting and administrative services to the Plan for which approximately $261,000 and $251,000 of expenses were charged for the years ended December 31, 2011 and 2010, respectively. Certain Plan investments, amounting to $223,505,000 and $223,749,000 at December 31, 2011 and 2010, respectively, are units of funds managed by the Trustee.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

A significant portion of the Plan’s assets are invested in common stock of the Company. At December 31, 2011 and 2010, the Plan held 4,719,190 and 4,544,030 shares of common stock of the Company, respectively, with fair value of $246,483,000 and $202,005,000, respectively, and a cost basis of $102,672,000 and $70,047,000, respectively.

(4) Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits, are separately identified below:

	December 31,
(In thousands)	2011	2010
FMCTI Stock Fund (Note 3)	$246,483	$202,005
Fidelity MIP II CL 2 Fund	71,178	71,586
Fidelity Money Market Trust Retirement Government Money Market Portfolio	32,359	38,787

The Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Year Ended December 31,
(In thousands)	2011	2010
Common stock	$39,055	$81,025
Registered investment companies	(10,930)	16,953
Common / collective trusts	280	1,339

	$28,405	$99,317

(5) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques applied maximized the use of observable inputs and minimized the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the security is traded.

•

Interest bearing cash: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity Institutional Money Market Fund. This fund represents a money market fund with the investment objective to obtain a high level of current income with the preservation of principal and liquidity. The fund’s investment strategies include investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and investing more than 25% of total assets in the financial services industries. There are currently no redemption restrictions on these investments.

•	Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year-end.

•

Stable value funds: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category represents two funds:

1)	Fidelity Money Market Trust Retirement Government Money Market Portfolio—a mutual fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities. There are currently no redemption restrictions on these investments.

2)	Fidelity MIP II CL 2 Fund—a managed income fund with an investment objective to preserve the principal investment while earnings a high level of interest income. The fund seeks to maintain a stable net asset value of $1 per share. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. There are currently no redemption restrictions on these investments.

•

Common / collective trust: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity U.S. Equity Index Commingled Pool Class 1 Fund. This fund represents a pool with an investment objective which seeks to provide investment results that correspond to the total return performance of common stock publicly traded in the United States. Normally, at least 90% of the assets will be invested in common stocks in the S&P 500 Index. There are currently no redemption restrictions on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Assets measured at fair value were as follows:

	December 31, 2011				December 31, 2010
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Common stock	$246,483	$246,483	$—	$—	$202,005	$202,005	$—	$—
Interest bearing cash	7,751	—	7,751	—	4,963	—	4,963	—
Registered investment companies:
U.S. equity—large cap funds	44,839	44,839	—	—	42,562	42,562	—	—
U.S. equity—mid cap funds	23,523	23,523	—	—	27,091	27,091	—	—
U.S. equity—small cap funds	8,066	8,066	—	—	10,579	10,579	—	—
International equity funds	27,459	27,459	—	—	30,775	30,775	—	—
Target date retirement funds	35,486	35,486	—	—	27,492	27,492	—	—
Fixed income funds	33,953	33,953	—	—	32,885	32,885	—	—
Stable value funds	103,537	—	103,537	—	110,373	—	110,373	—
Common / collective trust fund	10,944	—	10,944	—	10,581	—	10,581	—

Total assets at fair value	$542,041	$419,809	$122,232	$—	$499,306	$373,389	$125,917	$—

(6) Income Taxes

The Plan obtained its latest determination letter on November 6, 2009, in which the IRS stated that the Plan and related trust, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination; however, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes the Plan is qualified, and the related trust is tax-exempt as of December 31, 2011.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	December 31,
(In thousands)	2011	2010
Net assets available for benefits per the financial statements, contract value	$554,728	$511,137
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	1,729	707

Net assets available for benefits per the Form 5500, fair value	$556,457	$511,844

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
(In thousands)	2011	2010
Increase in net assets available for benefits per financial statements	$43,591	$105,627
Less: Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts
Prior year adjustment	(707)	696
Current year adjustment	1,729	707

Increase in net assets available for benefits per the Form 5500	$44,613	$107,030

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**		(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock, 4,719,190 shares	$	N/A	$246,483

*	Fidelity Institutional Money Market Fund	Interest-Bearing Cash		N/A	7,751

	Franklin Mutual Quest CL Z Fund	International Equity Fund		N/A	11,162

	Sequoia Fund	Large Cap Value Fund		N/A	20,468

*	Fidelity Puritan K Fund	Balanced Fund		N/A	5,895

	Eaton Vance Large-Cap Value Fund CLI	Large Cap Value Fund		N/A	854

*	Fidelity Blue Chip Growth K Fund	Large Cap Growth Fund		N/A	17,621

*	Fidelity Low-Priced Stock K Fund	Mid Cap Value Fund		N/A	13,437

*	Fidelity Diversified International K Fund	International Equity Fund		N/A	16,297

	PIMCO Total Return Fund – Administrative Class	Bond Mutual Fund		N/A	21,417

	MSIFT Mid Cap Growth Portfolio – Administrative Class	Mid Cap Growth Fund		N/A	10,086

	Royce Low-Priced Stock Fund	Small Cap Value Fund		N/A	8,066

*	Fidelity Capital & Income Fund	High Yield Bond Fund		N/A	12,536

(Continued)

FMC TECHNOLOGIES, INC.

SAVINGS AND INVESTMENT PLAN

Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year), Continued

December 31, 2011

(In thousands)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest, collateral, and par or maturity value	(d) Cost**	(e) Current value

*	Fidelity Freedom K Funds:

	Freedom K Income Fund Freedom K 2000 Fund Freedom K 2010 Fund Freedom K 2020 Fund Freedom K 2030 Fund Freedom K 2040 Fund Freedom K 2050 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date.	N/A N/A N/A N/A N/A N/A N/A	1,870 372 3,299 10,220 8,509 8,105 3,112

*	Fidelity MIP II CL 2 Fund	Stable Value Fund - Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	N/A	71,178

*	Fidelity Money Market Trust Retirement Government Money Market Portfolio	Stable Value Fund	N/A	32,359

*	Fidelity U.S. Equity Index Commingled Pool Class 1 Fund	Common / Collective Index Fund	N/A	10,944

				542,041

Notes receivable from Participants		Varying rates of interest 3.84% - 8.02%		14,447

				$556,488

*	Party-in-interest.
**	Cost is not required for participant directed funds.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ Maryann T. Seaman
Maryann T. Seaman
Senior Vice President and Chief Financial Officer

Date: June 20, 2012

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP)